UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE PROVIDES SHAREHOLDER UPDATE

“Digatrade elects not to proceed with Digafund21 ICO”

Vancouver, British Columbia – February 01, 2018 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital-asset exchange and blockchain development services company today announced that effective immediately, the Company has decided not to proceed with the Digafund21 ICO as previously announced September 28, 2017. Upon completion of our regulatory compliance review, it is the determination of the Board and Digatrade legal counsel that the Digatrade Digafund21 ICO token would be considered a security as defined by the Securities Exchange Commission “SEC” and the British Columbia Securities Commission “BCSC”. CEO Brad Moynes reports: “as an already existing reporting issuer, we will pursue traditional financing methods (subject to regulatory approval) on an exempt or fully registered basis to accredited investors”.

The recent news (Jan 3, 2018) regarding the technology development contract with No Limits Consulting Limited (DBA: ANX International, ANXPRO, ANX Technologies) to develop the Digatrade Mobile Application for iOS & Android is progressing as planned. The following features will be developed for the Digatrade Mobile App; Digatrade home page, portfolio page with account balance display, activities page with transaction records, funding including deposit / withdraw function, trading page with instant liquidity access to Digatrade multi-currency order-book and standalone APK for android users in China.

Digatrade currently offers the following digital assets on the platform: Bitcoin “BTC, Ripple “XRP’, Ethereum “ETH”, Litecoin “LTC” and Dogecoin “DOGE” with the continued vision to provide our customers a safe, secure and easy to use platform to build and invest into a diverse crypto-currency portfolio.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange and blockchain development services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G-2Z6 Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: February 01, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO